December 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:          Jeffrey Lewis and Kristi Marrone

New York 601 Lexington Avenue, 31st Floor New York, NY 10022 Andrea Basham T +1 (212) 277-4000 T +1 (212) 284-4966 (direct) F +1 (917).439-3776 E andrea.basham@freshfields.com freshfields.us

Re:	PepperLime Health Acquisition Corporation Form 10-K for the fiscal year ended December 31, 2021 Filed March 17, 2022 File No. 001-40915 CIK No. 0001873324

Ladies and Gentlemen:

This letter is submitted on behalf of PepperLime Health Acquisition Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2021, filed March 17, 2022 (the “Form 10-K”), as set forth in your letter dated December 12, 2022 addressed to Ramzi Haidamus, Chief Executive Officer of the Company (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s responses. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2021

Note 7. Redeemable Class A Ordinary Shares and Shareholders' Deficit, page F-15
1.	We note you have classified the 8,100,000 private placements warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "[i]f the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants."

Freshfields Bruckhaus Deringer is an international legal practice operating through Freshfields Bruckhaus Deringer US LLP, Freshfields Bruckhaus Deringer LLP, Freshfields Bruckhaus Deringer (a partnership registered in Hong Kong), Freshfields Bruckhaus Deringer Law office, Freshfields Bruckhaus Deringer Foreign Law Office, Studio Legale associato a Freshfields Bruckhaus Deringer, Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB, Freshfields Bruckhaus Deringer Rechtsanwälte PartG mbB and other associated entities and undertakings. For further regulatory information please refer to www.freshfields.com/support/legal-notice.

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The Company respectfully acknowledges the Staff’s comment and confirms that the Company evaluated the Private Placement Warrants utilizing the guidance in Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity (“ASC 815-40”). The Company concluded that the Private Placement Warrants meet the requirement for equity classification because they are considered to be indexed to the Company’s own shares and meet the criteria to be classified in shareholders’ equity per the analysis as follows:

The Warrants do not meet the criteria in ASC 480-10-25, for liability classification and therefore are not within the scope of ASC 480. Specifically:

1.    The Warrants are not mandatorily redeemable.

2.    The Warrants represent an obligation to issue ordinary shares of the Company. They do not represent an obligation of the Company to purchase its own equity shares.

3.   The Warrants obligate the Company to issue a fixed number of ordinary shares at the exercise price. The adjustment provisions for Share dividends; Extraordinary Dividends; Aggregation of Shares, and the related Adjustments in Exercise Price may potentially result in a variable number of shares to be issued but as these adjustments are intended to maintain the economic value of the Warrants after such significant events, the provisions do not result in the Warrants being within the scope of ASC 480. The adjustments in the down round provision also do not result in the Warrants being within the scope of ASC 480.

Per ASC 480-10-55 a warrant for puttable or mandatorily redeemable shares conditionally obligates the issuer to ultimately transfer assets and such obligation is conditioned on the warrants being exercised and the shares obtained by the warrant being put back to the issuer for cash or other assets. Thus, warrants for both puttable and mandatorily redeemable shares are analyzed the same way and are liabilities. The Company’s ordinary shares is the underlying to the Warrants. The ordinary shares are subject to redemption by the public holders, in certain circumstances outside of the Company’s control, until closing of an initial Business Combination, after which time the ordinary shares are no longer subject to redemption. The Warrants are not exercisable prior to closing an initial Business Combination. The Warrants will become exercisable on the later of 30 days after the completion of a Business Combination. As such, settlement of the Warrants will be in nonredeemable shares and the Warrants do not fall within the scope of ASC 480-10-25.

Management notes that the Warrants do not exhibit any of the above characteristics described in ASC 480 and, therefore, would not be classified as liabilities under ASC 480.

Indexed to a Company’s Own Stock (ASC 815-40-15)

ASC 815-40-15 addresses when an instrument, or embedded component that meets the definition of a derivative, is considered indexed to a reporting entity’s own stock. The guidance requires a reporting entity to evaluate an instruments contingent exercise provisions and then the instruments settlement provisions, using the following two-step assessment outlined in ASC 815-40-15-5 through 15-8 with implementation guidance in ASC 815-40-55-26 through 55-48:

Step 1 — Evaluate any exercise contingencies — Exercise contingencies based on an observable market or index that is not based on the issuer’s stock or operations preclude an instrument from being considered indexed to an entity’s own stock.

Step 2 — Evaluating whether each settlement provision is consistent with a fixed-for-fixed equity instrument — Any settlement amount not equal to the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount precludes an instrument from being considered indexed to an entity’s own stock (with a certain exception for variables that would be inputs to the valuation model for a fixed-for-fixed forward or option contract).

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Exercise contingency is defined as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity's (or the counterparty's) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

ASC 815-40-15-7A states that “an exercise contingency would not preclude an instrument (or embedded feature) from being considered indexed to an entity's own stock provided that it is not based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer).” If the evaluation of Step 1 does not preclude an instrument from being considered indexed to the entity's own stock, the analysis would proceed to Step 2. ASC 815-40-15-7B goes on to state that “provisions that accelerate the timing of the entity's (or the counterparty's) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

Step 1 – Exercise Contingencies

Any contingent provision that affects the holder’s ability to exercise the instrument or embedded component must be evaluated. ASC 815-40-20 defines an exercise contingency as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity’s (or the counterparty’s) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”

In applying Step 1, an exercise contingency does not preclude an instrument from being considered indexed to an entity’s own stock provided that it is not based on either of the following, according to ASC 815-40-15-7B:

a.    “An observable market, other than the market for the issuer’s stock (if applicable)

b.    An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (e.g., sales revenue of the issuer, earnings before interest, taxes, depreciation and amortization of the issuer, net income of the issuer, or total equity of the issuer)

If the evaluation of Step 1 (this paragraph) does not preclude an instrument from being considered indexed to the entity’s own stock, the analysis shall proceed to Step 2 (see paragraph 815-40-15-7C).”

Section 8A.7 of the KPMG Handbook notes the following regarding the above guidance: “If an equity-linked financial instrument has a contingent exercise provision, it first has to be analyzed under Step 1 of the indexation guidance before it can be analyzed under Step 2. If it does not have a contingent exercise provision, Step 1 is skipped, and the instrument is analyzed under Step 2.”

The following features of the Warrants are considered exercise contingencies:

1.    The Warrants are exercisable only if the Company completes a business combination (Section 3.2)

2.    The Warrants are no longer exercisable if the Company liquidates (Section 3.2)

3.    A portion of the Warrant may not be exercised if the holder exceeds specified beneficial ownership limitations upon exercise, if the holder so elects (Section 3.3.5)

4.    The holder may be forced to exercise the Warrant upon an Alternative Issuance (Section 4.4)

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Section 3.2 specifies that the Warrants are contingently exercisable, after completion of a business combination. Further, the Warrants cease being exercisable upon liquidation of the Company. The exercise contingencies in Sections 3.2 are not based on an observable market or an observable index, so the evaluation of Step 1 to Section 3.2 does not preclude the Warrants from being considered indexed to the entity's own stock.

Section 3.3.5 of the proposed warrant agreement (Maximum Percentage) contains an exercise contingency, if the holder elects to be subject to Section 3.3.5, for any amount of ordinary shares above the beneficial ownership limitations. The exercise contingencies in Sections 3.3.5 are not based on an observable market or an observable index, so the evaluation of Step 1 to Section 3.3.5 does not preclude the Warrants from being considered indexed to the entity's own stock.

Section 4.4 specifies that the Warrant holder may have to exercise the Warrants, or exchange the Warrants, upon an Alternative Issuance for consideration received by the Company in that Alternative Issuance. This feature could be viewed as an exercise contingency. If so, these exercise contingencies in Sections 4.4 are not based on an observable market or an observable index, so the evaluation of Step 1 to Section 4.4 does not preclude the Warrants from being considered indexed to the entity's own stock.

Step 2 – Settlement Provisions

ASC 815-40-15-7C through 7l outlines the evaluation of settlement provisions to determine if there is indexation to the Company’s stock. Any provision that can potentially alter either the exercise or the number of ordinary shares that are issuable upon exercise and is not considered a down-round provision is required to be evaluated to determine whether it represents an input into the pricing of a fixed-for-fixed forward or option on equity shares. An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.       The fair value of a fixed number of the entity’s equity shares

b.       A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.       Strike price of the instrument

b.       Term of the instrument

c.       Expected dividends or other dilutive activities

d.       Stock borrow cost

e.       Interest rates

f.       Stock price volatility

g.      The entity’s credit spread

h.      The ability to maintain a standard hedge position in the underlying shares.

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument or embedded component from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value, or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

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Management analyzed the adjustments to the exercise price under Step 2 of ASC 815-40-15-7. The warrant agreement provides for an adjustment to the number of ordinary shares issuable under the warrants and/or adjustment to the exercise price, in the following provisions (as described in the Background section, above):

1.    Share Dividends and Share sub-divisions (Section 4.1.1) - if a stock split, stock dividend or similar event occurs, the number of shares issuable on exercise of the warrant will be increased in proportion to the event to compensate for the dilution of shares.

2.    Extraordinary dividends (Section 4.1.2) - if at any time the warrants are outstanding, the Company pays a dividend of cash, securities or other assets, other than for certain circumstances (ordinary dividends, as part of business combination, etc.), the exercise price of the warrant will be decreased by the amount of cash or fair value of other assets distributed as part of the dividend.

3.    Aggregate of shares (Section 4.2) - if at any time the warrants are outstanding, the ordinary shares of the Company are aggregated (commonly referred to as a reverse stock split), the number of shares issuable upon exercise of the warrant will be adjusted proportionately to account for the aggregation of shares.

4.    Raising of capital in connection with the initial business combination (Section 4.3) – this is a down round provision that ceases upon closing of the business combination.

5.    Exercise via ‘cashless exercise’ (Section 3.3.1(b))

1 & 3 – Share Dividends; sub-divisions; Aggregation of Shares, and the related Adjustments in Exercise Price (Sections 4.1.1 and 4.2) –ASC 815-40-55-42 states that for these types of events, if the adjustment to the strike price is based on a mathematical formula that determines the direct effect that the occurrence of such dilutive events should have on price of the underlying shares, this does not preclude an instrument from being considered indexed to the Company’s own stock, as the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed option on equity shares. These adjustment features are consistent with Example 17 in ASC 815-40-55-42 through 55-43 which specifically notes that adjustments for these types of events do not preclude the instrument from being indexed to the entity’s shares as an implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Example 17 specifically describes that the adjustments must be a mathematical calculation that determines the direct effect that the occurrence of such dilutive events should have on the price of the underlying shares, but not the actual change in the market price. In the stock splits, stock dividends or similar events; and aggregation of shares provisions discussed above, the provision is only adjusting for the direct effect of the dilutive event and therefore would not preclude equity classification. As a result, these adjustment features (Sections 4.1.1 and 4.2) do not preclude the Warrants from being considered indexed to the Company's own stock.

2 –Extraordinary Dividends (Section 4.1.2) – If the Company, at any time while the Warrants are outstanding and unexpired, pays to all or substantially all of the holders of the Ordinary Shares a dividend or make a distribution in cash, securities or other assets on account of such Ordinary Shares (or other shares into which the Warrants are convertible), other than (a) for sub-divisions or similar events within subsection 4.1.1, (b) annual dividends or distributions not exceeding $0.50 per share (“Ordinary Cash Dividends”), (c) to satisfy the redemption rights of the holders of the Ordinary Shares (d) as a result of the repurchase of Ordinary Shares by the Company if a proposed initial Business Combination is presented to the shareholders of the Company for approval or (e) in connection with the redemption of public shares upon the failure of the Company to complete its initial Business Combination and any subsequent distribution of its assets upon its liquidation (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such Extraordinary Dividend.

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The adjustments to the strike price resulting from Extraordinary Dividends are intended to offset their effects on the warrant's fair value. In those circumstances, the only variables that could affect the settlement amount (dividends) would be inputs to the fair value of a fixed-for-fixed forward contract on equity shares. The adjustments for Extraordinary Dividends are consistent with Example 12 in ASC 815-40-55-37 which specifically notes that adjustments for dividend distributions do not preclude the instrument from being indexed to the entity’s shares. As a result, these adjustment features (Sections 4.1.2) do not preclude the Private Warrants from being considered indexed to the Company's own stock.

4 - Down round (Section 4.3): The possibility of a market price transaction occurring at a price below $9.20 per share is not an input to the valuation of a standard “fixed for fixed” instrument on the Company’s own stock. However, the guidance in ASC 815-10-15-75A (ASU 2017-11) makes an exception with respect to down round features to the base model for determining when an instrument is considered solely indexed to a company’s own stock. ASU 2017-11 allows companies to exclude a down round feature when determining whether a financial instrument is considered indexed to the entity’s own stock. Specifically, the ASU amended Step 2 of the above analysis, as follows:

“ASC 815-40-15-5D - When classifying a financial instrument with a down round feature, the feature is excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying paragraphs 815-40-15-7C through 15-7I (Step 2).”

ASU 2017-11 defines a down round feature as:

A feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument.

A down round feature may reduce the strike price of a financial instrument to the current issuance price, or the reduction may be limited by a floor or on the basis of a formula that results in a price that is at a discount to the original exercise price but above the new issuance price of the shares or may reduce the strike price to below the current issuance price. A standard antidilution provision is not considered a down round feature.

ASU 2017-11 requires a company to recognize the value of a down round feature only when it is triggered, and the strike price has been adjusted downward. For equity-classified freestanding equity-linked financial instruments, such as warrants, an entity will treat the value of the effect of the down round, when triggered, as a dividend and a reduction of income available to common stockholders in computing basic earnings per share.

Section 4.3 of the proposed warrant agreement meets the above definition of a down round feature. As a result, this section does not preclude the Warrant from being considered indexed to the Company's own stock.

5 – Cashless exercise (Section 3.3.1(b)) – The warrant holder may cashless exercise the warrant. A cashless exercise is an exchange of the warrants for that number of Ordinary Shares per warrant equal to the in-the-money value of each warrant, as of the exercise date, divided by the then-existing fair value of the Ordinary Shares. This is determined as the quotient obtained by dividing (x) the excess of the 10-Day VWAP as of the date of exchange over the Warrant Price by (y) the 10-Day VWAP as of the date of exchange.

Exercise of the warrant via cashless exercise introduces variability to the exercise price because of its use of a 10-Day VWAP for the fair value of the underlying shares. Therefore, the settlement amount will not exactly equal the difference between the fair value of a fixed number of the Company’s Ordinary Shares and the warrant’s fixed strike price. However, the only variable that causes the settlement amount to differ from a pure fixed-for-fixed settlement amount is the 10-day VWAP of the Company’s Ordinary Shares. Use of a VWAP calculation to determine the fair value of the underlying shares is allowed and is consistent with Example 13 in ASC 815-40-55-38 which uses a 30-day VWAP and does not preclude the instrument from being indexed to the entity’s shares. As a result, the adjustment in Section 3.3.1(b) does not preclude the Private Warrants from being considered indexed to the Company's own stock.

We also evaluated if the Private Warrants contained provisions that indicated different settlements depending on the holder of the instrument (e.g., difference in settlement if award held by an officer vs. another holder). We confirmed that the terms did not change depending on the holder which does not preclude the Private Warrants from being indexed to the SPAC’s stock under step 2 of ASC 815-40-15.

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General
2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

The Company respectfully acknowledges the Staff’s comment and confirms that the Company’s sponsor, PepperOne LLC, a Cayman Islands limited liability company, has substantial ties to non-U.S. persons, and certain of the members of our Board are non-U.S. persons. Included below is a risk factor that the Company intends to disclose in its next Annual Report on Form 10-K for the year ended December 31, 2022 to address the revisions to the Company’s disclosure in response to the Staff’s comment:

“The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent our Business Combination.

CFIUS has authority to review certain direct or indirect foreign investments in U.S. businesses to identify and address any national security concerns posed by the transaction. Certain foreign investments into the United Sates are required to be submitted to CFIUS for review, and failure to file such transactions could result in a substantial fine. For investments that are within CFIUS’s review authority but not subject to a mandatory filing requirement or that are not reviewed and cleared based on a voluntary filing, CFIUS has authority to self-initiate a review, even after closing. In the case that CFIUS determines an investment poses a risk to national security, CFIUS has the power to impose conditions on the investment or recommend that the President of the United States prohibit the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction. Specifically, CFIUS has jurisdiction to review investments that could result in “control” of a U.S. business by a foreign person, regardless of the nature of the U.S. business. CFIUS also has jurisdiction to review investments that do not result in control of a U.S. business by a foreign person (“covered investments”) if they afford certain foreign investors certain information or governance rights in a U.S. business that designs, produces, or tests “critical technologies,” performs certain functions with respect to “critical infrastructure,” or collects certain volumes of “sensitive personal data” (a “TID U.S. Business”).

We cannot predict whether the Company may be deemed to be a “foreign person” under CFIUS’s regulations. CFIUS could reach this determination based on any number of factors including the following: Continuing interest by our Sponsor, which has substantial ties to foreign persons and held 15.9% of the ordinary shares of the Company as of November 30, 2022 in addition to warrants that, if exercisable would increase its interest, though the Company’s organizational documents do not grant investors in the Sponsor special information or governance rights with respect to the Company; the fact that the Company is incorporated in the Cayman Islands; targets with which the Company may pursue a Business Combination could have foreign investors who may receive an interest in the Company as a result of the Business Combination; and because foreign investors may also invest in the Company in conjunction with a Business Combination. If the transaction is deemed to involve a foreign person acquiring control over a U.S. business or a foreign business with U.S. subsidiaries or offices, the transaction may be subject to CFIUS jurisdiction. Additionally, to the extent that our Sponsor may retain a board seat on the board of the Company and the Company seeks to enter into a Business Combination with a TID U.S. Business, then we cannot rule out the possibility that CFIUS may find that the transaction is reviewable as a covered investment.

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If a particular proposed Business Combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or we may determine to proceed with the transaction without submitting to CFIUS, in which case there may be a risk that CFIUS calls-in the transaction before or after closing. CFIUS may decide to take actions that result in a delay of our proposed Business Combination, and it may impose conditions with respect to such Business Combination or request the President of the United States prohibit the transaction or, if already completed without prior CFIUS clearance, order us to divest all or a portion of the U.S. target business. The foregoing may also prevent the Business Combination from occurring within the applicable time period required under the Company’s Amended and Restated Memorandum and Articles of Association, even if the Extension Amendment Proposal is approved. These risks may limit the attractiveness of, or delay or prevent us from pursuing, our initial Business Combination with certain target companies that we believe would otherwise be attractive to us and our shareholders. Consequently, these risks could have the practical effect of limiting the pool of potential targets with which the proposed Business Combination can occur.

Numerous other countries also have foreign investment review laws similar in many ways to CFIUS. These laws vary significantly in terms of the triggers for review, substantive considerations, and duration of review. In most cases, the administering authorities, like CFIUS, have the ability to impose conditions on transactions or prohibit the transaction if it poses certain types of risks. To the extent that a target that is the subject of a proposed Business Combination is subject to such a foreign investment review process, we cannot rule out the possibility that the transaction may be subject to review and remediation.

Both the U.S. Congress and the Executive Branch have been considering the potential need for establishment of outbound investment controls, principally focused on certain types of potential investments in China. There is no way to be certain whether and when any such review requirements will actually be promulgated, and if they are, their scope and requirements and potential impact on any potential Business Combination.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy, and we have limited time to complete our Business Combination. If we are unable to consummate our Business Combination within the applicable time period required under the Company’s Amended and Restated Memorandum and Articles of Association, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a Business Combination. Additionally, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up.”

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We thank the Staff for its review of the foregoing and the Form 10-K. If you have further questions or comments, please feel free to contact me at (212) 284-4966 or andrea.basham@freshfields.com.

Sincerely,

/s/ Andrea Merediz Basham
Andrea Merediz Basham, Esq. Freshfields Bruckhaus Deringer US LLP

cc:	PepperLime Health Acquisition Corporation Ramzi Haidamus Freshfields Bruckhaus Deringer US LLP Sebastian L. Fain, Esq.